BYLAWS

OF

STEEL JUPITER, INC.

These Bylaws are adopted by this Corporation and are supplemental to the General Corporation Law of the State of Delaware, as amended, as the same shall from time to time be in effect (the "**DGCL**").

ARTICLE I. NAME AND INCORPORATION

Section 1.01. Name. The name of the Corporation is Steel Jupiter, Inc.

Section 1.02. State of Incorporation. The Corporation has been incorporated under the laws of the State of Delaware.

ARTICLE II. REGISTERED AND PRINCIPAL OFFICES

Section 2.01. Registered Office. The registered office of the Corporation in the State of Delaware shall be located at such place, within the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

Section 2.02. Offices. The principal office of the Corporation and any other offices of the Corporation shall be located at such places, within and without the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE III. MEETINGS OF STOCKHOLDERS

Section 3.01. Place of Meetings. All meetings of the stockholders shall be held at such place or places, within or without the State of Delaware, as shall be determined by the Board of Directors from time to time.

Section 3.02. Annual Meetings. The annual meeting of the stockholders, for the election of directors and the transaction of such other business as may properly come before such meeting, shall be held at such place and at such time as the Board of Directors shall fix. Any business which is a proper subject for stockholder action may be transacted at the annual meeting, irrespective of whether the notice of said meeting contains any reference thereto, except as otherwise provided by applicable statute or regulation.

Section 3.03. Special Meetings. Special meetings of the stockholders may be called at any time by the Board of Directors, the President, or by the stockholders entitled to cast at least one-third (⅓) of the vote which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty (60) days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders, stating the time and place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat in accordance with Section 3.07.

Section 3.04. Conduct of Stockholders' Meetings. Subject to Section 8.03, the President shall preside at all stockholders' meetings, or, in his absence, any Vice President if one has been elected. The officer presiding over the stockholders' meeting may establish such rules and regulations for the conduct of the meeting as he or she may deem to be reasonably necessary or desirable for the orderly and expeditious conduct of the meeting. The revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Corporation.

Section 3.05. Quorum and Voting. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment. Every stockholder of record who is entitled to vote shall at every meeting of the stockholders be entitled to one vote for each share of stock held by such stockholder on the record date. At all meetings of the stockholders at which a quorum is present, all matters shall be decided by a majority vote of the shares of stock present in person or by proxy and entitled to vote thereon, except as otherwise required by law or the Certificate of Incorporation.

Section 3.06. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 3.07. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice may be given personally by hand, by mail, by courier, by facsimile or by electronic transmission.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 3.08. Consent in Lieu of Meetings. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 3.09. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation's principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE IV. DIRECTORS AND BOARD MEETINGS

Section 4.01. Management of Business and Affairs of the Corporation by the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"). So long as Carlos Tellez ("Tellez") owns any shares of stock in the Corporation, Tellez shall have the right to appoint one designee to the Board (the "Tellez Director"). It is acknowledged that there exists on the date of filing of the Certificate of Incorporation three (3) members of the Board, including the Tellez Designee (who is initially Carlos Tellez) and two Directors appointed by action of the stockholders of the Corporation. For as long as Tellez or his permitted transferee of stock holds at least forty percent (40%) of the outstanding voting stock of the Corporation on a fully diluted basis (excluding any convertible notes as may be issued) (such voting stock on a fully diluted basis excluding the conversion of convertible notes, "Voting Securities"), the Tellez Director will hold a majority of the votes of the Board and the Tellez Director shall have three votes for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). Each Director who is not a Tellez Director shall have one (1) vote for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). For so long as Tellez owns at least forty percent (40%) of the outstanding Voting Securities, if the size of the Board is increased, then the number of votes held by the Tellez Director will be proportionally increased so that in the aggregate the Tellez Director will hold a majority of all votes of the directors of the Board. For so long as Tellez holds at least forty percent (40%) of the outstanding Voting Securities, the affirmative vote (whether by proxy or otherwise) of the Directors holding at least a majority of the votes of all Directors present at any meeting of the Board and the Tellez Director will be the act of the Board. For the avoidance of doubt, for so long as Tellez holds at least forty percent (40%) of the outstanding Voting Securities, whenever the approval or consent of the Board is sought or required, such approval or consent will only be valid if such approval or consent is approved by the affirmative vote (whether by proxy or otherwise) of the Tellez Director as the Director holding at least a majority of the votes of all Directors then serving on the Board (i.e., excluding any vacancies on the Board). Except as otherwise provided by the Board when establishing any committee, for so long as Tellez holds forty percent (40%) of the outstanding Voting Securities, the affirmative vote (whether by proxy or otherwise) of the Directors then serving on such committee holding at least a majority of the votes of all Directors then serving on such committee and the Tellez Director will be the act of such committee. No quorum of the Board or a committee thereof may be had without attendance of the Tellez Director. The actions by the Board or any committee thereof may be taken by vote of the Board or such committee at a meeting thereof or by unanimous written consent (without a meeting, without notice and without a vote).

Section 4.02. The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 4.03. Nomination for Directors. If required by the Board of Directors, written nominations for directors to be elected at an annual meeting of stockholders, other than nominations submitted by the incumbent Board of Directors, must be submitted to the Secretary of the Corporation not later than the close of business on the fifth (5th) business day immediately preceding the date of the meeting. All late nominations shall be rejected.

Section 4.04. Election of Directors. The directors shall be elected by the stockholders at the annual meeting of stockholders to serve until the next annual meeting of stockholders. Each director shall serve until his or her successor shall have been elected and shall qualify, even though his or her term of office as herein provided has otherwise expired, except in the event of his or her earlier resignation or removal. Each stockholder shall vote all of his shares of stock at each meeting, or action by consent without a meeting, of stockholders at which directors are elected and take any other required action to cause the Board of Directors of the Corporation to have such members of the Board of Directors as determined by Carlos Tellez.

Section 4.05. Resignations, Vacancies and Removal. Any director may resign at any time. Such resignation shall be in writing, but the acceptance thereof shall not be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as otherwise required by law.

Any vacancy occurring in the Board of Directors by death, resignation, removal or otherwise, shall be filled by the Board of Directors or stockholders. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these Bylaws. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Section 4.06. Compensation of Directors. Unless the Board of Directors otherwise determines, directors shall not be entitled to any compensation for their services as directors. Any director may serve the Corporation in other capacities and be entitled to such compensation therefor as is determined by the Board of Directors.

Section 4.07. Regular Meetings. Regular meetings of the Board of Directors shall be held on such day and at such hour as the Board of Directors shall from time to time designate. The Board of Directors shall meet for organization purposes at the first regular meeting following the annual meeting of stockholders at which the directors are elected. Notice of regular meetings of the Board of Directors need not be given.

Section 4.08. Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board, if there is one, or the President, and shall be called whenever one or more members of the Board of Directors so request in writing. Notice of the time and place of every special meeting, which need not specify the business to be transacted thereat and which may be either verbal or in writing personally by hand, by mail, by courier, by facsimile or by electronic transmission, shall be given by the President or the Secretary to each member of the Board of Directors at least one (1) calendar day before the date of such meeting.

Section 4.09. Quorum and Manner of Acting. A majority of the total number of directors shall constitute a quorum for the transaction of business. At all meetings of directors at which a quorum is present, all matters shall be decided by the affirmative vote of a majority of the directors present, except as otherwise required by law.

Section 4.10. Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee. The Board of Directors may hold its meetings, and have an office or offices, outside of the State of Delaware.

Section 4.11. <u>Conference Telephone</u>. One or more directors may participate in a meeting of the Board of Directors, or of a committee of the Board of Directors, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 4.12. <u>Reports and Records</u>. The reports of officers and committees shall be filed with the Secretary. The Board of Directors shall keep complete records of its proceedings in a minute book kept for that purpose. When a director shall request it, the vote of each director upon a particular question shall be recorded in the minutes.

Section 4.13. <u>Committees</u>. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which, to the extent provided in the resolution and permitted by law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. The Board of Directors may designate one or more directors as alternate members at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 4.14. <u>Absence or Disqualification of Committee Members</u>. In the absence or disqualification of any member of any committee or committees established by the Board of Directors, the member or members thereof present at any meeting of such committee or committees, and not disqualified from voting, whether or not he, she, or they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member.

Section 4.15. <u>Chairperson of the Board</u>. The directors may choose a Chairperson of the Board, who shall preside at the meetings of the Board of Directors and perform such other duties as may be prescribed by the Board of Directors.

ARTICLE V. OFFICERS

Section 5.01. <u>Officers</u>. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chairman, President, Secretary and Treasurer. The Board of Directors may also choose a Chief Operating Officer, one or more Vice Presidents and such other officers and assistant officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 5.02. <u>Authority and Duties</u>: Each officer shall have the authority and perform such duties as are set forth in these bylaws, and as shall be determined from time to time by the Board of Directors. Each officer shall also have such authority and perform such duties as are usually incumbent upon his office except as the same may be limited from time to time by the Board of Directors.

Section 5.03. Term of Office: The officers of the Corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board of Directors may be removed at any time by the Board of Directors with or without cause.

Section 5.04. Assistant Officers: Any assistant officers elected by the Board of Directors shall have such duties as may be prescribed by the Board of Directors, the President, or the officer to whom they are an assistant. Assistant officers shall perform the duties and have the power of the officer to whom they are an assistant in the event of such officer's absence or disability.

Section 5.05. General Powers. The officers are authorized to do and perform such corporate acts as are necessary in the carrying on of the business of the Corporation, subject always to the directions of the Board of Directors.

ARTICLE VI. **PERSONAL LIABILITY OF DIRECTORS AND INDEMNIFICATION**

Section 6.01. Personal Liability of Directors. A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided that*, this sentence shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 6.02. Mandatory Indemnification. The Corporation shall, to the fullest extent permitted by applicable law, indemnify its directors and officers who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") (whether or not such action, suit or proceeding arises or arose by or in the right of the Corporation or other entity) by reason of the fact that such director or officer is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, general partner, manager, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), against expenses (including, but not limited to, attorneys' fees and costs), judgments, fines (including excise taxes assessed on a person with respect to any employee benefit plan) and amounts paid in settlement actually and reasonably incurred by such director or officer in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, except as otherwise provided in Section 6.04. A director or officer of the Corporation entitled to indemnification under this Section 6.02 is hereafter called a "covered person".

Section 6.03. Expenses. Expenses incurred by a covered person in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation, except as otherwise provided in Section 6.04. The right to advancement or reimbursement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these Bylaws.

Section 6.04. Exceptions. No indemnification under Section 6.02 or advancement or reimbursement of expenses under Section 6.03 shall be provided to a covered person in connection with any Proceeding (a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid; (b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements); (c) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (iii) otherwise required to be made under Section 6.05(c) or (iv) otherwise required by   applicable law; (d) if a final unappealable judgment or award establishes that such covered person engaged in self-dealing, willful misconduct or recklessness; (e) for amounts paid in settlement of any Proceeding without the written consent of the Corporation, which written consent shall not be unreasonably withheld; or (f) if prohibited by applicable law. The Board of Directors of the Corporation is hereby authorized, at any time by resolution and without stockholder approval, to add to the above list of exceptions from the right of indemnification under Section 6.02 or advancement or reimbursement of expenses under Section 6.03, but any such additional exception shall not apply with respect to any event, act or omission which has occurred prior to the date that the Board of Directors in fact adopts such resolution. Any such additional exception may, at any time after its adoption, be amended, supplemented, waived or terminated by further resolution of the Board of Directors of the Corporation.

Section 6.05. Continuation of Rights. The indemnification and advancement or reimbursement of expenses provided by, or granted pursuant to, this Article VI shall continue as to a person who has ceased to be a director or officer of the Corporation, and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 6.06. General Provisions.

(a)   The term "to the fullest extent permitted by applicable law", as used in this Article VI, shall mean the maximum extent permitted by public policy, common law or statute. Any covered person may, to the fullest extent permitted by applicable law, elect to have the right to indemnification or to advancement or reimbursement of expenses, interpreted, at such person's option, (i) on the basis of the applicable law on the date this Article VI was approved by the stockholders, or (ii) on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the Proceeding, or (iii) on the basis of the applicable law in effect at the time indemnification is sought.

(b)   The right of a covered person to be indemnified or to receive an advancement or reimbursement of expenses pursuant to Section 6.01 (i) may also be enforced as a contract right pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and such person, (ii) to the fullest extent permitted by applicable law, is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification (as determined by such person) of this Article VI with respect to events, acts or omissions occurring before such rescission or restrictive modification is adopted.

(c)   If a request for indemnification or for the advancement or reimbursement of expenses pursuant hereto is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation together with all supporting information reasonably requested by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim (plus interest at the prime rate announced from time to time by the Corporation's primary banker) and, if successful in whole or in part, the claimant shall be entitled also to be paid the expenses (including, but not limited to, attorneys' fees and costs) of prosecuting such claim. Neither the failure of the Corporation (including its Board of Directors or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of or the advancement or reimbursement of expenses to the claimant is proper in the circumstances, nor an actual determination by the Corporation (including its Board of Directors or independent legal counsel) that the claimant is not entitled to indemnification or to the advancement or reimbursement of expenses, shall be a defense to the action or create a presumption that the claimant is not so entitled.

(d)   The indemnification and advancement or reimbursement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement or reimbursement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(e)   Nothing contained in this Article VI shall be construed to limit the rights and powers the Corporation possesses under applicable provisions of the DGCL, or otherwise, including, but not limited to, the powers to purchase and maintain insurance, create funds to secure or insure its indemnification obligations, and any other rights or powers the Corporation may otherwise have under applicable law.

(f)   The provisions of this Article VI may, at any time (and whether before or after there is any basis for a claim for indemnification or for the advancement or reimbursement of expenses pursuant hereto), be amended, supplemented, waived, or terminated, in whole or in part, with respect to any covered person covered by a written agreement signed by the Corporation and such person.

(g)   The Corporation shall have the right to appoint the attorney for a covered person, provided such appointment is not unreasonable under the circumstances.

Section 6.07. Optional Indemnification.   The Corporation may, to the fullest extent permitted by applicable law, indemnify, and advance or reimburse expenses for, persons in all situations other than that covered by this Article VI.

ARTICLE VII. SHARES OF CAPITAL STOCK

Section 7.01. Authority to Sign Share Certificates. Every share certificate, if the shares are to be certificated, shall be signed by the President or one of the Vice Presidents, if any, and by the Secretary or one of the Assistant Secretaries, or such other officers as may be authorized by the Board of Directors.

Section 7.02. Lost or Destroyed Certificates. Any person claiming a share certificate to be lost, destroyed or wrongfully taken shall receive a replacement certificate if such stockholder: (a) requests such replacement certificate before the Corporation has notice that the shares have been acquired by a *bona fide* purchaser; (b) provides the Corporation with an indemnity agreement satisfactory in form and substance to the Board of Directors, the President or the Secretary; and (c) satisfies any other reasonable requirements (including, without limitation, providing a surety bond) fixed by the Board of Directors, or the President or Secretary.

Section 7.03. Transfer of Shares. Upon surrender to the Corporation or its transfer agent of a certificate for shares, duly endorsed for transfer by the person named in the certificate or by an attorney lawfully constituted in writing, or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall record the transfer of such shares upon its books, issue a new certificate or certificates to the person or persons entitled thereto, and cancel the surrendered certificate.

ARTICLE VIII. AMENDMENT OR REPEAL

Section 8.01. Amendment or Repeal by Stockholders. These Bylaws may be amended or repealed, in whole or in part, by a vote of a majority of all of the shares of common stock of the Corporation issued and outstanding at any annual or special meeting of the stockholders duly convened after notice to the stockholders of that purpose.

Section 8.02. Amendment or Repeal by the Board of Directors. These Bylaws may be amended or repealed, in whole or in part, by the affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Board of Directors duly convened after notice to the Board of Directors of that purpose.

Section 8.03. Recording Amendments and Repeals. The text of all amendments and repeals to these Bylaws shall be attached hereto, and a notation of the date of each such amendment or repeal and a notation of whether such amendment or repeal was adopted by the Board of Directors or the stockholders shall be made in Section 10.02.

ARTICLE IX. MISCELLANEOUS

Section 9.01. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 9.02. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer(s) or other person(s) as the Board of Directors may from time to time designate.

Section 9.03. Designation of Presiding and Recording Officer. At any meeting of the stockholders, the stockholders who are present shall have the right to designate any person, whether or not an officer, director or stockholder, to preside over or record the proceedings of such meeting.

Section 9.04. Record Date. The Board of Directors may fix any time whatsoever (whether or not the same is more than fifty (50) days) prior to the date of any meeting of stockholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or will go into effect, as a record date for the determination of the stockholders entitled to notice of, or to vote at any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares.

Section 9.05. Emergency Bylaws. In the event of any emergency resulting from an attack on the United States or on a locality in which the Corporation conducts its business or customarily holds meetings of its Board of Directors or its stockholders, or during any nuclear or atomic disaster, or other similar catastrophic emergency condition, and until the termination of such emergency, the following Bylaw provisions shall be in effect, notwithstanding any other provisions of these Bylaws:

(a)   A special meeting of the Board of Directors may be called by any officer or director upon one (1) hour's notice, and

(b)   The director or directors in attendance at the meeting shall constitute a quorum.

Section 9.06. Severability. If any provision of these Bylaws is illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision of these Bylaws and such other provisions shall continue in full force and effect.

ARTICLE X. ADOPTION OF BYLAWS AND RECORD OF AMENDMENTS AND REPEALS

Section 10.01.   Adoption and Effective Date. These Bylaws have been adopted as the Bylaws of the Corporation and shall be effective as of the _____ day of February, 2021.

Section 10.02.   Amendments or Repeals of Bylaws.

Section Involved	Date Amended or Repealed	Adopted By